UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________



                                SCHEDULE 13G/A
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*


                         Guilford Pharmaceuticals Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   011436226
                                 (CUSIP Number)


                                December 31, 2004
            (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  011436226
_____________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Smithfield Fiduciary LLC - not applicable
______________________________________________________________________________

     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                       (a)  [X]
                                                       (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands, British West Indies
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
NUMBER OF      _______________________________________________________________

SHARES         (6)  SHARED VOTING POWER

BENEFICIALLY        Warrants to purchase shares of Common Stock (exercisable
                    for an aggregate of 277,187 shares of Common Stock).
OWNED BY            See footnote 1 in Item 4.
               _______________________________________________________________
EACH
               (7)  SOLE DISPOSITIVE POWER
REPORTING                                       -0-
               _______________________________________________________________
PERSON WITH
               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Less than 1%. (Based on 44,443,457 shares of Common Stock issued and outstanding as of November 5, 2004, plus the shares of Common Stock issuable upon the exercise of the Warrants described above.)

______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       OO - Limited Liability Company





CUSIP No.  011436226
______________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Highbridge International LLC - not applicable
______________________________________________________________________________

     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                         (a)  [X]
                                                         (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands, British West Indies
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
               _______________________________________________________________
NUMBER OF
               (6)  SHARED VOTING POWER
SHARES
                    Warrants to purchase shares of Common Stock (exercisable
BENEFICIALLY        for an aggregate of 277,187 shares of Common Stock).
                    See footnote 1 in Item 4.
OWNED BY
                    $2,918,000 principal amount of 5% Convertible
EACH                Subordinated Notes due July 1, 2008 (convertible into an
                    aggregate of 467,628 shares of Common Stock).
REPORTING           See footnote 1 in Item 4.
               _______________________________________________________________
PERSON WITH
               (7)  SOLE DISPOSITIVE POWER
                                                -0-
               _______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 1.65%.  (Based on 44,443,457 shares of Common
             Stock issued and outstanding as of November 5, 2004, plus the shares of Common Stock issuable upon the exercise of the
             Warrants described above and upon conversion of the Convertible Subordinated Notes described above.)
______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       OO - Limited Liability Company





CUSIP No.  011436226
______________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Highbridge Capital Corporation - not applicable
______________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                        (a)  [X]
                                                        (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands, British West Indies
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
               _______________________________________________________________
NUMBER OF
               (6)  SHARED VOTING POWER
SHARES
                    Warrants to purchase shares of Common Stock (exercisable
BENEFICIALLY        for an aggregate of 277,187 shares of Common Stock).
                    See footnote 1 in Item 4.
OWNED BY
                    $2,918,000 principal amount of 5% Convertible
EACH                Subordinated Notes due July 1, 2008 (convertible into an
                    aggregate of 467,628 shares of Common Stock).
REPORTING           See footnote 1 in Item 4.
               _______________________________________________________________
PERSON WITH
               (7)  SOLE DISPOSITIVE POWER
                                                -0-
               _______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 1.65%.  (Based on 44,443,457 shares of Common
             Stock issued and outstanding as of November 5, 2004, plus the shares of Common Stock issuable upon the exercise of the
             Warrants described above and upon conversion of the Convertible Subordinated Notes described above.)
______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       BD - Broker Dealer





CUSIP No.  011436226
______________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Capital Management, LLC - 20-1901985
______________________________________________________________________________

     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                        (a)  [X]
                                                        (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            State of Delaware
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
               _______________________________________________________________
NUMBER OF
               (6)  SHARED VOTING POWER
SHARES
                    Warrants to purchase shares of Common Stock (exercisable
BENEFICIALLY        for an aggregate of 277,187 shares of Common Stock).
                    See footnote 1 in Item 4.
OWNED BY
                    $2,918,000 principal amount of 5% Convertible
EACH                Subordinated Notes due July 1, 2008 (convertible into an
                    aggregate of 467,628 shares of Common Stock).
REPORTING           See footnote 1 in Item 4.
               _______________________________________________________________
PERSON WITH
               (7)  SOLE DISPOSITIVE POWER
                                                -0-
               _______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 1.65%.  (Based on 44,443,457 shares of Common
             Stock issued and outstanding as of November 5, 2004, plus the shares of Common Stock issuable upon the exercise of the
             Warrants described above and upon conversion of the Convertible Subordinated Notes described above.)
______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       OO - Limited Liability Company




CUSIP No.  011436226
______________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Glenn Dubin
______________________________________________________________________________

     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                        (a)  [X]
                                                        (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
               _______________________________________________________________
NUMBER OF
               (6)  SHARED VOTING POWER
SHARES
                    Warrants to purchase shares of Common Stock (exercisable
BENEFICIALLY        for an aggregate of 277,187 shares of Common Stock).
                    See footnote 1 in Item 4.
OWNED BY
                    $2,918,000 principal amount of 5% Convertible
EACH                Subordinated Notes due July 1, 2008 (convertible into an
                    aggregate of 467,628 shares of Common Stock).
REPORTING           See footnote 1 in Item 4.
               _______________________________________________________________
PERSON WITH
               (7)  SOLE DISPOSITIVE POWER
                                                -0-
               _______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 1.65%.  (Based on 44,443,457 shares of Common
             Stock issued and outstanding as of November 5, 2004, plus the shares of Common Stock issuable upon the exercise of the
             Warrants described above and upon conversion of the Convertible Subordinated Notes described above.)
______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       IN




CUSIP No.  011436226
______________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Henry Swieca
______________________________________________________________________________

     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                        (a)  [X]
                                                        (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
               _______________________________________________________________
NUMBER OF
               (6)  SHARED VOTING POWER
SHARES
                    Warrants to purchase shares of Common Stock (exercisable
BENEFICIALLY        for an aggregate of 277,187 shares of Common Stock).
                    See footnote 1 in Item 4.
OWNED BY
                    $2,918,000 principal amount of 5% Convertible
EACH                Subordinated Notes due July 1, 2008 (convertible into an
                    aggregate of 467,628 shares of Common Stock).
REPORTING           See footnote 1 in Item 4.
               _______________________________________________________________
PERSON WITH
               (7)  SOLE DISPOSITIVE POWER
                                                -0-
               _______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 1.65%.  (Based on 44,443,457 shares of Common
             Stock issued and outstanding as of November 5, 2004, plus the shares of Common Stock issuable upon the exercise of the
             Warrants described above and upon conversion of the Convertible Subordinated Notes described above.)
______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       IN




Item 1.

(a)  Name of Issuer

	Guilford Pharmaceuticals Inc.

(b)  Address of Issuer's Principal Executive Offices:

	6611 Tributary Street
	Baltimore, Maryland  21224

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


 Smithfield Fiduciary LLC
 The Cayman Corporate Centre, 4th Floor
 27 Hospital Road
 George Town
 Grand Cayman, Cayman Islands, British West Indies
 Citizenship: Cayman Islands, British West Indies

 Highbridge International LLC
 The Cayman Corporate Centre, 4th Floor
 27 Hospital Road
 George Town
 Grand Cayman, Cayman Islands, British West Indies
 Citizenship: Cayman Islands, British West Indies

 Highbridge Capital Corporation
 The Cayman Corporate Centre, 4th Floor
 27 Hospital Road
 George Town
 Grand Cayman, Cayman Islands, British West Indies
 Citizenship: Cayman Islands, British West Indies

 Highbridge Capital Management, LLC
 9 West 57th Street, 27th Floor
 New York, New York  10019
 Citizenship: State of Delaware

 Glenn Dubin
 c/o Highbridge Capital Management, LLC
 9 West 57th Street, 27th Floor
 New York, New York 10019
 Citizenship:	United States

 Henry Swieca
 c/o Highbridge Capital Management, LLC
 9 West 57th Street, 27th Floor
 New York, New York 10019
 Citizenship:	United States



(d)  Title of Class of Securities
	Common Stock, par value $0.01 per share

(e)  CUSIP Number	011436226


Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]



Item 4.	Ownership

(a)  Amount Beneficially Owned

     Warrants to purchase shares of Common Stock (exercisable for an aggregate of 277,187 shares of Common Stock). /1/

     $2,918,000 principal amount of 5% Convertible
     Subordinated Notes due July 1, 2008 (convertible into an aggregate of 467,628 shares of Common Stock). /1/

(b)  Percent of Class

     Approximately 1.65%.  (Based on 44,443,457 shares of Common
     Stock issued and outstanding as of November 5, 2004, plus the shares of Common Stock issuable upon the exercise of the Warrants described above and upon conversion of the Convertible Subordinated Notes described above.) /1/

(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See Item 4(a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.


/1/ The securities reported herein include securities that the Reporting Persons may acquire in the future upon (i) the exercise of warrants to purchase up to 277,187 shares of Common Stock up to and including December 11, 2010 at an exercise price of $7.55 per share and (ii) the conversion of up to $2,918,000 principal amount of the Issuer's 5% Convertible Subordinated Notes due July 1, 2008 into up to 467,628 shares of Common Stock at a conversion price of $6.24.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Capital Corporation. Glenn Dubin is a Managing Partner of Highbridge Capital Management, LLC. Henry Swieca is a Managing Partner of Highbridge Capital Management, LLC. Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC which is a wholly-owned subsidiary of Highbridge Capital Corporation, a broker/dealer. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

		Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

		See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

		Inapplicable

Item 9.  Notice of Dissolution of Group

		Inapplicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 11th day of February, 2005


SMITHFIELD FIDUCIARY LLC


By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge International LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Partner



/s/  Glenn Dubin
-------------------------------------
Glenn Dubin



/s/  Henry Swieca
-------------------------------------
Henry Swieca





                        Exhibit Index
                        -------------

              Exhibit                  Description
              -------                  -----------

                 1               Joint Filing Agreement